Atlas Copco

RECEIVED

2004 DEC 21 A 9:10

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of International Corporate Finance
Mail Stop 3-2

SUPPL

04054038

File No. 82-812

Please find enclosed the following press release and reports from Atlas Copco AB, each marked with the above stated number:

- Atlas Copco – Tom Zorn Appointed Business Area Executive Rental Service

PROCESSED

JAN 05 2005

THOMSON FINANCIAL

Stockholm, Sweden, December 16, 2004

Atlas Copco AB
Group Communications

Julia Proos

Julia Proos

dw 1/5

Sent by DHL 476 8860 482

For further information please contact:
Gunnar Brock, President and CEO
+46 (0)8 743 8000
Annika Berglund, Senior Vice President Communications
+46 (0)8 743 8070 or +46 (0)70 322 8070

Atlas Copco: Tom Zorn appointed Business Area Executive for Rental Service

Stockholm, Sweden, December 16, 2004: Effective January 1, 2005, Tom Zorn has been appointed Business Area Executive for the Rental Service business area, and CEO for Rental Service Corporation. He succeeds Freek Nijdam, who will remain in the position as Chairman of the legal operation.

Tom Zorn joined Rental Service Corporation in June 2003 and has, since July 1, 2004, been heading the regional operations of the business area as Chief Operating Officer. In his new position, Zorn will be a member of Atlas Copco's Group Management.

"Tom Zorn has a deep knowledge of and a long experience from the rental industry, combined with proven leadership skills," says Gunnar Brock, President and CEO, Atlas Copco Group. *"He has contributed strongly to the implementation of the turn-around strategy that reversed the negative trend of the business area, and to the process of restructuring the districts and making them more efficient."*

Tom Zorn has a BA in Economics, and an MBA from the University of Michigan. During the first eight years of his career, he held various positions within Ford Motor Company. From 1996 he was responsible for the Budget Truck Rental division. After a one-year assignment as Senior Vice President, Global Strategy for Security Capital Group (a subsidiary of GE Capital), Zorn returned to Budget Rental Car as the President of Ryder Truck Rental (TRS) and Budget Truck Rental.

Freek Nijdam, who has been serving Atlas Copco in various positions in a number of countries since 1970, remains in the position as chairman of the board of Rental Service Corporation. He will also continue to work with special assignments and will report to the President and CEO of the Atlas Copco Group.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2003, the Group had revenues of approximately BSEK 45 (BEUR 4.9), with 98% of revenues outside Sweden, and about 26 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, and CP Chicago Pneumatic. More information can be found on www.atlascopco-group.com.

Rental Service Corporation, a company within the Atlas Copco Group, fulfills the rental and sales demands of the construction, industrial/petrochemical, manufacturing, government and homeowner markets in the United States, Canada, and Mexico. The company operates two well-respected brands: RSC and Prime Energy. RSC serves the construction market — comprised of heavy equipment and commercial construction — while Prime Energy provides oil-free air, generator and temperature-control services to a broad range of industries. For more information visit www.rentalservice.com.

For further information please contact:
Göran Gezelius, Business Area Executive, Industrial Technique
+46 (0)8 743 85 05 or +46(0)70 569 8505
Annika Berglund, Senior Vice President Communications
+46 (0)8 743 8070 or +46 (0)70 322 8070

Atlas Copco acquires Swedish tool specialist

Stockholm, Sweden, December 17, 2004: Atlas Copco AB has today signed an agreement to acquire Scanrotor Global AB, Sweden. Scanrotor has annual sales of MEUR 8 (MSEK 71) and employs 33 people. The purchase price was not disclosed. The acquisition is expected to be completed by the beginning of January, 2005.

Scanrotor provides specialized tightening solutions for customers with safety critical assembly applications, primarily in the motor vehicle industry. Its head office is in Sweden. Additional locations are in Belgium, Turkey and Romania. See also www.scanrotor.se.

Scanrotor will be part of the Chicago Pneumatic (CP) division, within Atlas Copco's Industrial Technique business area. The founder, Anders Olevik, will continue as General Manager for the company, which will be named CP Scanrotor after the acquisition.

"The acquisition of Scanrotor gives Chicago Pneumatic (CP) division an increased presence in Scandinavia, Central and Eastern Europe, both for electric powered assembly systems and CP's full line of pneumatic tools," says Göran Gezelius, Business Area Executive, Industrial Technique. *"Scanrotor's design and engineering capabilities in Nordic and Eastern Europe are a valuable addition to what CP can currently offer its customers in other parts of Europe."*

CP is increasing its presence in the industrial and automotive businesses and, earlier this year, formed an equity joint venture in China, CP Qianshao (Qingdao) Power Tools Ltd.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2003, the Group had revenues of approximately BSEK 45 (BEUR 4.9), with 98% of revenues outside Sweden, and about 26 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, and CP Chicago Pneumatic. More information can be found on www.atlascopco-group.com.

The Chicago Pneumatic division offers the manufacturing industry assembly solutions based on electric powered assembly tools and systems and well as pneumatic tools. The customers are found in land transportation, air and spacecraft, light assembly, general industries and vehicle repair and service. The company operates primarily in North America, Europe, India, China and Australia. Please visit CP website for more information: www.cp.com.

Atlas Copco

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:Office of International Corporate Finance
Mail Stop 3-2

File No. 82-812

Please find enclosed the following press release from Atlas Copco AB, each marked with the above stated number:

- Atlas Copco acquires Swedish tool specialist

Stockholm, Sweden, December 17, 2004

Atlas Copco AB
Group Communications

Julia Proos

Sent by DHL 476 8860 563